October 19, 2011

By EDGAR

Rufus Decker
Branch Chief – Accounting
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Guanwei Recycling Corp.
Form 10-K for the Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Period Ended June 30, 2011
Filed August 15, 2011
File No. 1-34692

Dear Mr. Decker:

On behalf of Guanwei Recycling Corp. (“Guanwei” or the “Company”), as counsel for the Company, we hereby submit Guanwei’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 4, 2011, regarding the above referenced Form 10-K for the year ended December 31, 2010 (“10-K”) and Form 10-Q for the period ended June 30, 2011 (together with the 10-K, the “Filings”).

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of Guanwei.  Capitalized terms found in the Company’s responses are defined in the Filings.

Form 10-K for the Year Ended December 31, 2010

Item 1A. Risk Factors, page 9

Risks Relating to Our Common Stock, page 16

Standards For Compliance With Section 404 Of The Sarbanes-Oxley Act…, page 18

Rufus Decker
October 19, 2011

1.
We note your response to comment one in our letter dated September 8, 2011.  You indicated that you intend to amend your Form 10-K for the period ended December 31, 2011 as a result of the material weakness related to your lack of U.S. GAAP experience.  We remind you that when you file your amended Form 10-K, you should provide a discussion of the amendment and the facts and circumstances surrounding it and include all updated certifications that reference the Form 10-K/A.  Address this comment as it relates to your March 31, 2011 and June 30, 2011 Forms 10-Q/A.

Response

When filing amendments to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011, the Company will provide a discussion of each respective amendment and the facts and circumstances surrounding such amendment.  The Company will also include all updated certifications that reference each such amendment.

2.
We note your response to comment one in our letter dated September 8, 2011.  In your proposed disclosure under changes in internal control over financial reporting, you indicate that during your fiscal year 2010, there were no “significant” changes in your internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.  Your use of the word “significant” appears to suggest that there were changes in your internal control over financial reporting during fiscal 2010.  Please revise your disclosure to specifically state that there were no changes in internal control over financial reporting.  Otherwise, please revise to state that there were changes in internal control over financial reporting and disclose the changes made accordingly.

Response

The Company will revise its disclosure under changes in internal control over financial reporting to state that there were no changes in internal control over financial reporting. As such, the amended disclosure will read similarly to that set forth below:

“Changes in Internal Control Over Financial Reporting

During [the fiscal year 2010/the three months ended March 31, 2011/June 30, 2011], there were no changes in our internal control over financial reporting occurred during the period that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

Item 13.  Certain Relationships and Related Transactions, and Director Independence, page 36

Transactions with Related Persons, Promoters and Certain Control Persons, page 36

Rufus Decker
October 19, 2011

3.
We note your response to comment three in our letter dated September 8, 2011.  Please describe the qualities of Mr. Wang and Mr. Chen’s relationship that have given rise to Chenxin’s agreement for apparently no consideration to pay accrued expenses on your behalf.  In addition, please clarify whether Chenxin’s agreement to reimburse amounts is limited to certain types of expenses, such as those accrued for certain purposes or by certain operations, and whether the arrangement is an obligation that you may legally enforce in the event Chenxin decides to unilaterally terminate paying your accrued expenses.  See Item 404(a)(6) of Regulation S-K.

Response

The Company provided revised disclosure regarding the arrangement with Chenxin in the Company’s recent amendment to its Schedule 14A.  The Company believes this revised disclosure addresses the comments provided to date regarding the arrangement. The disclosure from the Schedule 14A/A reads as follows:

“Beginning in 2009, the Company made an oral arrangement with Chenxin International Limited (“Chenxin”), a Hong Kong company and shareholder of the Company controlled by Mr. Wang Rui, a director of the Company, pursuant to which Chenxin agreed to pay certain accrued expenses on behalf of the Company.  As of June 30, 2011, Chenxin has paid accrued expenses of $1,137,980. These amounts were related to legal and professional fees which are not payable in Chinese RMB (audit and audit-related expenses, legal fees, fees payable to the Company's transfer agent and EDGAR agent, and fees paid to NASDAQ relating to the Company's listing). These amounts were reflected on the Company’s consolidated balance sheets as outstanding amounts due to a shareholder.

This arrangement is not reflected in any written agreement and is typical of PRC business practices in the region where the Company is located.  The arrangement stems from the fact that Mr. Chen Min, the Company’s Chief Executive Officer, President, and Chairman of the Board, and Mr. Wang have a business and personal relationship that dates to the mid-1990s.  While in Japan from 1995 to 2000, Mr. Chen and Mr. Wang loaned money to each other, and to each person’s respective businesses, from time to time to cover operating expenses. This relationship was still in effect when Mr. Chen founded the Company’s wholly-owned subsidiary, Fuqing Guanwei Plastic Industry Co. Ltd., in 2005 and when the Company became a publicly listed company in the United States in 2009.  At that time, Mr. Chen and Mr. Wang entered into the current arrangement whereby Chenxin would cover on behalf of Guanwei all expenses outside China because, as a Hong Kong company, Chenxin is not subject to the approval of the PRC Office of Currency Control for payments made outside of China to which Chinese companies, including Guanwei, are subject.  This arrangement enables the Company to satisfy its obligations in a timely manner.

The agreement contemplates that Chenxin shall be paid back all amounts due to it in a lump sum upon the closing of a future financing by the Company.  The Company does not pay any interest or other charges on the amounts paid by Chenxin.  Chenxin may unilaterally decide to discontinue paying accrued expenses on the Company’s behalf at any time.”

Rufus Decker
October 19, 2011

Please do not hesitate to contact me at (212) 536-4087 if you have further questions or would like to discuss any other matters.

Very truly yours,

Mandy Lundstrom, Esq.